ADVANCED MEDICAL ISOTOPE CORPORATION
6208 W Okanogan Avenue
Kennewick, WA  99336

December 7, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pamela A. Long Edward M. Kelly

Re:	Advanced Medical Isotope Corporation Registration Statement on Form S-1 File No. 333-183705

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Advanced Medical Isotope Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Monday, December 10, 2012, or as soon thereafter as possible.

The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ADVANCED MEDICAL ISOTOPE CORPORATION By: /s/ JAMES C. KATZAROFF Name: James C. Katzaroff Title: Chief Executive Officer